MEDIA	INVESTORS

Ken Dominski	John Elicker
Bristol-Myers Squibb	Bristol-Myers Squibb
609-252-5251	212-546-3775
ken.dominski@bms.com	john.elicker@bms.com

Tricia Geoghegan	Felix Lauscher
sanofi-aventis	sanofi-aventis
908-243-2064	212-551-4018
tricia.geoghegan@sanofi-aventis.com	felix.lauscher@sanofi-aventis.com

FDA APPROVES NEW INDICATION FOR PLAVIX® (clopidogrel bisulfate)
OFFERING NEW OPTION FOR PATIENTS WITH
MOST SEVERE TYPE OF HEART ATTACK

-- Expands PLAVIX Indication to include patients with any acute coronary syndromes (ACS) --

     (PARIS, France and PRINCETON, NJ, Aug 17, 2006) – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Bristol-Myers Squibb Company (NYSE: BMY) announced today that the U.S. Food and Drug Administration (FDA) has approved the supplemental new drug application (sNDA) for the antiplatelet agent PLAVIX® (clopidogrel bisulfate) to reduce the rate of death from any cause and the rate of a combined endpoint of re-infarction, stroke or death in patients with acute ST-segment elevation myocardial infarction (STEMI). STEMI is a severe acute heart attack in which a coronary artery is generally blocked completely. These blockages are caused by clot formation in the arteries, a life-threatening complication of an underlying disease known as atherothrombosis. However, this benefit is not known to pertain to patients who receive primary angioplasty.

     “Clopidogrel taken with aspirin has previously been shown to reduce the risk of death, recurrent heart attacks or stroke in patients with unstable angina or less severe heart attacks,” said Dr. Marc Sabatine, TIMI Study Group, Brigham and Women’s Hospital. “Now, based on the positive results of two clinical trials, COMMIT and CLARITY-TIMI 28, clopidogrel has been approved by the FDA for use with aspirin in patients with the most severe types of heart attacks, thereby extending the benefit of clopidogrel to patients across the spectrum of acute coronary syndromes.”

     There were approximately ten million heart attacks reported in 2003 worldwide; in the United States, there were almost one million heart attacks in 2003. Approximately one-third of heart attacks in the U.S. were STEMI events. Patients who have experienced STEMI are at high risk of another heart attack, stroke or death. STEMI is considered to be the most severe form of heart attack.

     The FDA approval was based on the results of two clinical trials of more than 48,000 patients in which STEMI patients treated with PLAVIX taken with aspirin and standard therapy were compared to STEMI patients treated with placebo taken with aspirin and standard therapy. In the COMMIT/CCS-2 (ClOpidogrel and Metoprolol in Myocardial Infarction Trial) trial conducted in China, patients were followed for up to 28 days while in the CLARITY – TIMI 28 (CLopidogrel as Adjunctive ReperfusIon TherapY - Thrombolysis In Myocardial Infarction Study 28) multinational trial, patients were followed for 30 days.

     Results of the COMMIT/CCS-2 trial demonstrated that in the 28 days following randomization, clopidogrel, taken with aspirin and standard therapy, reduced the relative risk of death in STEMI patients by 7 percent (event rate: 7.5% vs. 8.1%; P=0.03), and reduced the relative risk of the combination of MI, stroke or death by 9 percent (event rate: 9.2% vs. 10.1%; P=0.002) . In the CLARITY – TIMI 28 trial, clopidogrel taken with aspirin and other standard therapy including thrombolytics significantly reduced the odds of STEMI patients having another occluded artery, or a second heart attack or death by 36 percent by day eight of hospitalization or discharge (event rate: 15.0% in clopidogrel arm vs. 21.7% in placebo: 95% CI 0.53, 0.76) .

     “An estimated 300,000 Americans suffer STEMI events each year, and survivors are at high risk of suffering another atherothrombotic event,” said Dr. Sabatine. “The results of the COMMIT and CLARITY-TIMI 28 trials represent a major advance for patients who have had a severe heart attack, and this indication for clopidogrel provides clinicians with a new option for STEMI patients to reduce their risk of a recurrent heart attack, stroke or death.”

     Data from the COMMIT/CCS-2 and CLARITY – TIMI 28 trials have also been submitted to the European Medicines Evaluation Agency (EMEA) for a STEMI indication in the European Union, and recently received a positive opinion from the agency’s Committee for Medicinal Products for Human Use (CHMP).

     In both trials, the rates of major bleeding and intracranial hemorrhage were similar in both the PLAVIX groups and the placebo groups.

About STEMI and Acute Coronary Syndrome

     Acute ST-segment elevation myocardial infarction (STEMI), along with unstable angina (UA) and non-ST segment elevation myocardial infarction (NSTEMI), are the three conditions classified as acute coronary syndrome (ACS). ACS is a major cause of emergency medical care and hospitalization in the United States. PLAVIX is indicated to reduce the risk of heart attack, stroke, or death in all patients with ACS.

About Atherothrombosis

     Atherothrombosis is the underlying cause of life-threatening events such as heart attacks and ischemic strokes. It is a progressive disease process, which begins with the unpredictable and sudden rupture of an atherosclerotic plaque. The rupture of these plaques activates platelets in the blood to form a clot (thrombus) and it is these clots, which can partially or completely block arteries, which may result in atherothrombotic events such as heart attacks or ischemic strokes.

About PLAVIX

     PLAVIX is a prescription antiplatelet medicine taken once a day that helps keep platelets in the blood from sticking together and forming clots. Since its initial approval on November 17, 1997, by the U.S. Food and Drug Administration, PLAVIX has been prescribed to more than 52 million patients worldwide.

     The efficacy and safety of PLAVIX have been established through landmark clinical trials including more than 100,000 patients. The clinical benefit of the new STEMI indication announced today reinforces the strong commitment of two research and development pharmaceutical companies dedicated to improving patient health.

     PLAVIX has demonstrated early and long-term risk reduction for patients at risk for atherothrombotic events in important clinical trials. In the CURE trial, patients with unstable angina (UA) and non-ST segment elevation myocardial infarction (NSTEMI) receiving PLAVIX with aspirin were followed for up to one year, and in the CAPRIE trial, patients with recent MI, recent ischemic stroke, or established peripheral artery disease receiving PLAVIX alone were followed for up to three years.

     PLAVIX is marketed worldwide by sanofi-aventis (Paris Bourse: EURONEXT: SAN; New York: NYSE: SNY) and Bristol-Myers Squibb Company (NYSE: BMY) as Plavix® and Iscover®.

     If you have a stomach ulcer or other condition that causes bleeding, you shouldn't use PLAVIX. When taking PLAVIX alone or with some medicines including aspirin, the risk of bleeding may increase. To minimize this risk, talk to your doctor before taking aspirin or other medicines with PLAVIX. Additional rare but serious side effects could occur.

     For more information on PLAVIX visit www.plavix.com.

WHO SHOULD RECEIVE Plavix (clopidogrel bisulfate)?

PLAVIX is indicated for the reduction of atherothrombotic events as follows:

•	Recent Myocardial Infarction (MI), Recent Stroke, or Established Peripheral Arterial Disease (PAD)

For patients with a history of recent MI, recent stroke, or established PAD, PLAVIX has been shown to reduce the rate of a combined end point of new ischemic stroke (fatal or not), new MI (fatal or not), and other vascular death.

•	Acute Coronary Syndrome (ACS)

For patients with non-ST-segment elevation ACS (unstable angina/non–Q-wave MI), including patients who are to be managed medically and those who are to be managed with percutaneous coronary intervention (with or without stent) or coronary artery bypass graft surgery (CABG), PLAVIX has been shown to decrease the rate of a combined end point of cardiovascular death, MI, or stroke as well as the rate of a combined end point of cardiovascular death, MI, stroke, or refractory ischemia.

For patients with ST-segment elevation acute myocardial infarction, PLAVIX has been shown to reduce the rate of death from any cause and the rate of a combined endpoint of death, re-infarction or stroke. This benefit is not known to pertain to patients who receive primary angioplasty.

Important Risk Information

•	PLAVIX is contraindicated in patients with active pathologic bleeding such as peptic ulcer or intracranial hemorrhage. PLAVIX should be used with caution in patients who may be at risk of increased bleeding from trauma, surgery, or coadministration with NSAIDs or warfarin. (See CONTRAINDICATIONS and PRECAUTIONS.*)

•	The rates of major and minor bleeding were higher in patients treated with PLAVIX plus aspirin compared with placebo plus aspirin in clinical trials. (See ADVERSE REACTIONS.*)

•	As part of the worldwide post marketing experience with PLAVIX, there have been cases of reported thrombotic thrombocytopenic purpura (TTP), some with fatal outcome. TTP has been reported rarely following use of PLAVIX, sometimes after a short exposure (<2 weeks). TTP is a serious condition that can be fatal and requires urgent treatment including plasmapheresis (plasma exchange). (See WARNINGS.*)

•	In clinical trials, the most common clinically important side effects were pruritus, purpura, diarrhea, and rash; infrequent events included intracranial hemorrhage (0.4%) and severe neutropenia (0.05%). (See ADVERSE REACTIONS.*)

*Please see full prescribing information by visiting www.plavix.com.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global pharmaceutical and related health care products company whose mission is to extend and enhance human life.